# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Star Equity Holdings, Inc., CIK 0001210708
CUSIP: 443787205
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 53 FOREST AVENUE, SUITE 101, OLD GREENWICH, Connecticut (CT), 06870
Date of event which requires filing of this statement: 12/08/2025
Filed by CIK 0001548312
Persons authorized to receive notices and communications: JEFFREY E. EBERWEIN, 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut (CT), 06870, 203-489-9500

## Reporting persons
- JEFFREY E. EBERWEIN (CIK 0001548312): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,033,069; sole dispositive power 1,033,069; aggregate amount beneficially owned 1,033,069 (27.1% of the class)
  Comment: * Includes 49,450 shares of common stock underlying immediately exercisable warrants ("Warrants") to purchase Star common stock. Excludes 8,918 restricted shares granted on September 15, 2025 ("Restricted Grant Date"), under the Issuer's 2009 Incentive Stock and Awards Plan, as amended and restated, which vest upon the anniversary of the Restricted Share Grant Date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Star Equity Holdings, Inc.
Address of issuer's principal executive offices: 53 FOREST AVENUE, SUITE 101, OLD GREENWICH, Connecticut (CT), 06870
Comment: The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned ("Amendment No. 9"). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

Pursuant to the Securities Exchange Agreement (as defined in Item 5), Mr. Eberwein purchased from the Issuer 287,631 shares (the "Purchased Shares") of Issuer Common Stock, at a purchase price per share of Common Stock of $10.43. In exchange for the Purchased Shares, Mr. Eberwein transferred 320,855 shares of Issuer 10.0% Series A Cumulative Perpetual Preferred Stock, par value $0.001 per share ("Preferred Stock") to the Company.

The aggregate purchase price of the 1,033,069 Shares beneficially owned by Mr. Eberwein is approximately $21,426,901, excluding brokerage commissions. In addition to the 1,033,069 Shares, Mr. Eberwein owns 810,217 shares of the Issuer's 10% Series A Cumulative Perpetual Preferred Stock.

The foregoing description of the Securities Exchange Agreement is qualified in its entirety by reference to the full text of the Securities Exchange Agreement, a copy of which is filed as Exhibit 99.2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) are hereby amended and restated to read as follows:

On December 8, 2025, Mr. Eberwein entered into a securities exchange agreement with the Issuer (the "Securities Exchange Agreement"), pursuant to which Mr. Eberwein purchased from the Issuer, 287,631 Purchased Shares of Issuer common stock at a purchase price per share of Common Stock of $10.43. In exchange for the Purchased Shares, Mr. Eberwein transferred 320,855 shares of Preferred Stock to the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 3,810,694 Shares, which is inclusive of 3,761,244 shares outstanding as of September 18, 2025 in addition to 49,450 Warrants attributed to the Reporting Person. The total number of Shares outstanding is based on information provided by the Issuer to the Reporting Person.

The foregoing description of the Securities Exchange Agreement is qualified in its entirety by reference to the full text of the Securities Exchange Agreement, a copy of which is filed as Exhibit 99.2.

As of the close of business on December 9, 2025, Mr. Eberwein beneficially owned 1,033,069 Shares.
Percentage: 27.11%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 1,033,069
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,033,069
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: Jeff Eberwein's transactions in the Shares in the last 60 days are set forth in Schedule A, attached hereto as Exhibit 99.1, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Schedule A.
Exhibit 99.2 - Securities Exchange Agreement, dated as of December 8, 2025, between Star Equity Holdings, Inc. and Jeffrey E. Eberwein.

## Signatures
- JEFFREY E. EBERWEIN: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein (12/09/2025)